U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[ ] Check this box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).
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1. Name and Address of Reporting Person*

     Sicilian                      Michael
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   (Last)                           (First)             (Middle)

c/o MIM Corporation, 100 Clearbrook Road
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                                    (Street)
Elmsford                              New York              10523
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   (City)                           (State)              (Zip)
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2. Issuer Name and Ticker or Trading Symbol

MIM Corporation (MIMS)
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3. IRS or Social Security Number of Reporting Person (Voluntary)

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4. Statement for Month/Year

June, 2002
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5. If Amendment, Date of Original (Month/Year)

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6. Relationship of Reporting Person to Issuer
   (Check all applicable)

   [ ]   Director                             [ ]   10% Owner
   [X]   Officer (give title below)           [ ]   Other (specify below)

President of BioScrip Injectable Division
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7. Individual or Joint/Group Filing (Check applicable line)

   [X] Form filed by one Reporting Person
   [ ] Form filed by more than one Reporting Person
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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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                                                                                                              6.
                                                               4.                              5.             Owner-
                                                               Securities Acquired (A) or      Amount of      ship
                                                  3.           Disposed of (D)                 Securities     Form:     7.
                                                  Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                    2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                  Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                   Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                          (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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Common Stock                       06/03/02         P       V      1,200       A     $10.84      20,200(1)       D
(Par Value $0.0001 per share)
"Common Stock"
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* If the Form is filed by more than one Reporting Person, see Instruction
  4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

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FORM 4 (continued)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

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                                                                                                                 9.        10.
                                                                                                        Number    Owner-
                                                                                                        of        ship
                  2.                                                                                    Deriv-    of
                  Conver-                    5.                              7.                         ative     Deriv-   11.
                  sion                       Number of                       Title and Amount           Secur-    ative    Nature
                  of                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                  Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                  cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                  Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of          Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative        ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security          Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)        ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
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Options          $6.14                                     (2)      07/02/11  Common    100,000  N/A
(Right to Buy)                                                                Stock
to acquire
Common Stock
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Options         $10.63     06/04/02    V             A     (3)      06/04/12  Common     25,000          125,000  D
(Right to Buy)                                                                Stock
to acquire
Common Stock

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Explanation of Responses:

(1) Includes 15,000 restricted shares of Common Stock which are subject to restrictions on transfer and encumbrance prior to the scheduled vesting date and are automatically forfeited to the Company upon termination of Mr. Sicilian's employment prior to the scheduled vesting of Mr. Sicilian's shares. The restrictions to which the restricted shares are subject may lapse prior to the scheduled vesting date upon the achievement by the Company of certain specified levels of earnings per share in future fiscal years prior to the scheduled vesting date.


(2) Vests and becomes exercisable in three equal annual installments on the first three anniversary of the date of grant (7/2/01)

(3) Vests and becomes exercisable in three equal annual installments on the first three anniversary of the date of grant (6/4/02)


/s/ Michael J. Sicilian                                     June 18, 2002
------------------------                                   ---------------
 **Signature of Reporting Person                             Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedures.


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